UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 11, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Levi Strauss & Co.

File No. 002-90139 - CF#32066

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   Levi Strauss & Co. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 12, 2015, as amended on February 13, 2015 and June 4, 2015.

   Based on representations by Levi Strauss & Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

     Exhibit 10.24   through May 21, 2020

     Exhibit 10.25   through May 21, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

     Brent J. Fields
     Secretary